SECU 15026343 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kovack Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6451 N Federal Highway, Suite 1201
(No. and Street)

Fort Lauderdale (City) FL (State) 33308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolies, Fink and Wichrowski
(Name – *if individual, state last, first, middle name*)

2201 W Sample Road, Bldg 9, Suite 1B (Address) Pompano Beach (City) FL (State) 33073 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/22/15

OATH OR AFFIRMATION

I, Brian J. Kovack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kovack Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARC A. MORELL
MY COMMISSION # EE106223
EXPIRES: June 26, 2015
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

TABLE OF CONTENTS

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Board of Directors
Kovack Securities, Inc.

We have audited the accompanying financial statements of Kovack Securities, Inc. (a wholly owned subsidiary of Kovack Financial LLC) (a Florida corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Kovack Securities, Inc's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Kovack Securities, Inc as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation and Reconciliation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Kovack Securities, Inc.'s financial statements. The supplemental information is the responsibility of Kovack Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Margolies, Fink and Wichrowski

Pompano Beach, Florida
February 13, 2015

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

	2014
Cash and cash equivalents	$ 2,887,961
Cash with clearing organizations	355,942
Cash with clearing organizations, restricted	180,088
Receivables:	
Clearing brokers and insurance companies	865,774
Employee advances	800
Representative advances	125,343
Prepaid expenses	63,769
Property and equipment, net of accumulated depreciation	506,126
Deposits and other assets	33,081
	$ 5,018,884

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 252,576
Commissions payable	2,131,191
Due to related party	475,445
Deposits	20,000
Deferred rent	182,460
	3,061,672
Stockholder's equity:	
Common stock voting, no par value per share, 1,000 shares authorized, 182 shares issued, and outstanding at December 31, 2014	3,196
Common stock von-voting, no par value per share, 99,000 shares authorized, 17,988 shares issued and outstanding at December 31, 2014	316,471
Additional paid-in capital	4,569
Retained earnings	1,632,976
Total stockholder's equity	1,957,212
	$ 5018,884

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2014

	2014
Revenues:	
Commissions	$35,007,437
Management fee income	1,332,032
Interest income	948
Other income	1,604,709
	37,945,126
Expenses:	
Commissions and clearing charges	28,798,500
Employee compensation and benefits	2,601,248
Management fees	900,000
Communication and data processing	573,412
Regulatory fees	564,785
Rent	337,612
Depreciation and amortization	101,649
Interest	5,491
State and local taxes	127,134
Other	2,793,277
	36,803,108
Net income	$ 1,142,018

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

YEAR ENDED DECEMBER 31, 2014

	Number of Common Shares Voting	Common Shares Non-Voting	Amount	Additional Paid–in Capital	Retained Earnings	Total
Balance December 31, 2013	182	17,988	$ 319,667	$ 4,569	$ 2,026,958	$ 2,351,194
Distributions					(1,536,000)	(1,536,000)
Net income	-	-	-	-	1,142,018	1,142,018
Balance December 31, 2014	182	17,988	$ 319,667	$ 4,569	$ 1,632,976	$ 1,957,212

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

	2014
Cash flows from operating activities:	
Net income	$ 1,142,018
Adjustments to reconcile net income to total cash flows from operating activities:	
Depreciation and amortization	101,649
Deferred rents	52,323
Accounts receivable:	
Clearing brokers and insurance companies	(409,585)
Employee advances	145
Representative advances	(23,915)
Prepaid expenses	(4,260)
Accounts payable and accrued expenses	(220,778)
Due to related party	397,232
Commissions payable	777,889
Deposits	15,000
Total adjustments	685,700
Total cash flows from operating activities	1,827,718
Cash flows (used in) investing activities:	
Purchase of property and equipment	(175,931)
Cash flows (used in) financing activities:	
Stockholder distributions	(1,536,000)
Net increase in cash and cash equivalents	115,787
Cash and cash equivalents, beginning of period	3,308,204
Cash and cash equivalents, end of period	$3,423,991
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 5,491

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

The Company was incorporated in the State of Florida on April 23, 1997, and is a registered securities broker-dealer with the SEC, FINRA and SIPC. The Company's headquarters are located in Fort Lauderdale, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets or the term of lease in shorter using the straight-line method.

Commissions - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements. Actual results could differ from estimated.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their carrying value.

Income taxes - The Company has elected, by unanimous consent of its stockholders, to be taxed as an S Corporation under the provisions of Section 1361 of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective share of the Company's taxable income. Therefore, only state income taxes have been included in the accompanying financial statements. Generally accepted accounting principles "GAAP" prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position that an entity takes or expects to take in a tax return. An entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. This pronouncement is applicable to pass-though entities, such as S Corporations, which are potentially subject to income taxes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued) - The Company assesses its income tax positions, including its continuing tax status as an S Corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. The Company did not accrue any interest expense or penalties related to tax positions. There are no open Federal or State tax years under audit. Beginning with the tax year ending December 31, 2011 the Company files consolidated federal and state income tax returns with its parent. The Company believes that it is no longer subject to examination for years prior to 2011.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014 consists of the following:

	2014	Estimated useful lives
Equipment and software	$ 281,945	5 years
Furniture and furniture	314,617	5 years
Leasehold improvements	229,957	10 years
	826,519	
Less accumulated depreciation	(320,393)	
	$ 506,126	

Depreciation expense charged to income was $ 101,649 in 2014.

4. LEASES

The Company has several non-cancelable leases for transportation equipment, and office facilities that expire over the next nine years. The following is a schedule of future minimum lease payments (common area maintenance not included) for operating leases as of December 31, 2014: 2015 - $277,128, 2016 - $272,199, 2017 - $243,820, 2018 - $250,727, 2019 - $247,547 and thereafter $357,074. Rental expense, including deferred rental payments, for the Company's corporate headquarters totaled $337,612 for the year ended 2014.

5. PENSION PLAN

The Company sponsors a 401(k) pension plan for the benefit of its employees. Contributions to the plan were $61,689 for the year ended December 31, 2014.

6. COMMITTMENTS AND CONTINGENCIES

The Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition. The Company has accrued $94,609 of settlement costs in 2014.

On October 28, 2014 the Company entered into a Software and Service Agreement with a third party vendor to provide back-office account surveillance software application and support. The initial term of the agreement extends through December 31, 2017, thereafter renewing annually, unless cancelled by either party. Future minimum payments and implementation fees under this agreement for the next three year is as follows: 2015 - $257,000, 2016 - $66,000 , 2017 $69,300.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

7. RELATED PARTY TRANSACTIONS

Kovack Securities, Inc. (KSI) acts as the introducing broker/dealer for customers accounts which are managed through Kovack Advisors, Inc. (KAI), a registered investment advisor and related party. As the introducing broker/dealer, KSI provides back office support in account opening and administration on a fully disclosed basis through either Pershing LLC, or National Financial Services LLC. For the years ended December 31, 2014, the Company earned management fees for this back office support of $1,332,032. On December 31, 2014 KSI owed KAI 475,445. During 2014 KSI paid management fees totaling $900,000 to two corporations owned by the stockholders of Kovack Financial LLC the parent of KSI.

8. CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with major money center banks, and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in any one of these financial institutions.

NOTES TO FINANCIAL STATEMENTS

9. REQUIREMENTS OF RULE 15c3-3

The Company is a non-clearing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

10. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014, the Company had net capital of $1,225,391, which was $1,021,279 in excess of its required net capital of $204,112. The Company's net capital ratio was 2.49 to 1.

11. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 13, 2015, which is the date the financial statements were available for issue.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

SCHEDULE I

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

NET CAPITAL COMPUTATION:

Total stockholders' equity qualified for net capital	$ 1,957,212
Add:	
Allowable subordinated liabilities	-
Total capital and allowable subordinated liabilities	1,957,212
Deducts and or charges:	
Total non-allowable assets	(729,120)
Net capital before haircuts	1,228,092
Haircuts on securities:	
Other securities	(2,701)
Net capital	$ 1,225,391

RECONCILIATION:

Net capital, per page 3 of the December 31, 2014 un-audited Focus Report, as originally filed	$ 1,225,391
Net audit adjustments	-
Net capital, per December 31, 2014 audited report, as filed	$ 1,225,391

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kovack Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under SEC Rule 17a-5(d)(4) in which (1) Kovack Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kovack Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and (2) Kovack Securities, Inc. stated that Kovack Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kovack Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kovack Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Margolies, Fink and Wichrowski

Pompano Beach, Florida
February 13, 2015

Kovack Securities, Inc.

Exemption Report Under SEC Rule 17a-5(d)(4)

For the Period Ended December 31, 2014

Rule 17a-5(d)(4)(i) - Statement identifying the provisions in SEC Rule 15c3-3(k) under which Kovack Securities, Inc. claimed exemption from SEC Rule 15c3-3.

Kovack Securities, Inc. ("KSI") is approved by FINRA to operate pursuant to paragraph (a)(2)(iv) of SEC Rule 15c3-1 (the Net Capital Rule) and pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 (the Customer Protection Rule) clearing all transactions on a fully disclosed basis. KSI does not hold customer funds or securities, nor does it receive funds from customers.

Rule 17a-5(d)(4)(ii) - Statement regarding the broker-dealer's compliance with exemptions.

During the most recent fiscal year (January 1, 2014 through December 31, 2014) KSI met the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) with exception.

These statements are made to the best knowledge and belief of the undersigned principal of KSI.

Dr. Ronald Kovack (signature)

Dr. Ronald Kovack, Chairman

2/19/15

Date

MF
W

MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Kovack Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kovack Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kovack Securities, Inc.'s management is responsible for the Kovack Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal of the Kovack Securities, Inc., noting no differences;.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with Kovack Securities, Inc. financial statements and general ledger and supporting schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Margolis, Fil and Weitkowski

February 13, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Kovack Securities, Inc.
6451 N Federal Hwy
Ste 1201
Fort Lauderdale FL 33308

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Isabelle Shick 954-782-4771

2. A. General Assessment (item 2e from page 2) $ 22,728

B. Less payment made with SIPC-6 filed (exclude interest) (10,247)
7/23/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 12,481

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,481

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,481

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kovack Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chairman
(Title)

Dated the 29 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$37,945,124
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	28,160,579
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	637,921
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $55,602	
Enter the greater of line (i) or (ii)	55,602
Total deductions	28,854,102
2d. SIPC Net Operating Revenues	$9,091,022
2e. General Assessment @ .0025	$22,728 (to page 1, line 2.A.)